December 11, 2024

Jonathan Lamb
Chief Executive Officer
Aurous Resources
Inanda Greens Business Park, Block A
Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

Richard Floyd
Chief Executive Officer
Blyvoor Gold Operations (Proprietary) Ltd and Blyvoor Gold Resources (Proprietary) Ltd
Inanda Greens Business Park, Block A
Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

       Re: Aurous Resources
           Amendment No. 3 to Registration Statement on Form F-4
           Filed December 6, 2024
           File No. 333-280972
Dear Jonathan Lamb and Richard Floyd:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.
 December 11, 2024
Page 2

Amendment No. 3 to Registration Statement on Form F-4
Cover Page

1.    The Form F-4 cover page states that the public sale will commence "as soon as
      practicable after the effective date... and all other conditions to the Business
      Combination described herein have been satisfied or waived." You also state at page
      41 and elsewhere that "[t]he conditions to Closing... are for the sole benefit of the
      parties thereto and may be waived by such parties" and that "Blyvoor   s
obligation to
      consummate the Business Combination is conditioned on, among other things, the satisfaction or waiver of the Available Cash Condition."

      Provide clear disclosure on the cover page and in the proxy statement/prospectus summary regarding the status of all conditions which you already know will not be satisfied prior to the closing, along with a discussion of any known intentions, agreements, or understandings by either party to waive or not to waive each such condition. For example, at page 392, you newly disclose the proposed October 11th
      "limited waiver of the closing condition related to covenant compliance." Similarly, we note the new disclosure at page 130 that as of October 31, 2024, the Available
      Cash Condition cannot be satisfied. We also note that this condition apparently was breached at least eight days before your filing of an amended registration statement on
      November 8th.
2.    Insofar as approval of Aurous Resources    listing application by the
Nasdaq also is a
      condition to the Closing, please provide updated information regarding the status of the desired approval as of the latest possible date.
Summary of this Proxy Statement/Prospectus, page 48

3. Please revise your disclosure to include an updated version of the tabular disclosure you removed detailing the intended uses and sources of funds for the Business
      Combination under the No Redemption Scenario, Median Redemption Scenario, and
      Maximum Redemption Scenario.
Unaudited Pro Forma Condensed Combined Financial Information, page 171

4. We note in preparation of the pro forma financial information you have used Rigel's historical financial statements as of and for the six months ended June 30, 2024, which you indicate are included elsewhere in the proxy statement/prospectus.
      However, these financial statements are no longer included in the document as you now present Rigel's interim financial statements as of and for the nine months ended
      September 30, 2024. Please prepare the pro forma financial information using the updated interim financial statements of Rigel. Please refer to Rule 11-02(c)(3) of
      Regulation S-X for additional guidance.
5. We note under the maximum redemption scenario you do not have sufficient cash to pay all the transaction expenses at the closing date. Unless you have secured financing to satisfy these costs at closing, please revise this scenario to reflect the maximum number of redemptions that could occur while retaining sufficient cash to pay all the transaction expenses at the Closing Date.
 December 11, 2024
Page 3


       In addition, we note the Available Cash Condition is not met under both Scenarios 2 and 3 and the consummation of the business combination is subject to a waiver of this condition. Please modify the pro forma financial information under Scenario 2 to reflect the maximum number of shares that could be redeemed while maintaining compliance with the Available Cash Condition.
Organizational structure
The Blyvoor Gold Mine, page 191

6. The revised disclosure at page 194 indicates that the provisional air emissions license for the gold mine expires this month. Please provide updated information and corresponding risk factors disclosure, if appropriate.
Aurous Gold's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 253

7.     We note your table summarizing Aurous Gold   s consolidated results of
operations for
       the six months ended August 31, 2024 includes 691 of other operating income
       expressed in Rand and $36,013 expressed in US Dollars. Given the US Dollar to Rand exchange rates disclosed on page 171, the other operating income of
$36,013
       expressed in US Dollars appears to be calculated in error. Please revise as necessary.
Management of Aurous Resources Following the Business Combination
Directors, page 293

8. You state that you intend to name the outstanding director, who is expected to be ordinarily resident in South Africa, prior to the date of the General Meeting. If the identity of this director is known, please disclose the requisite information in the amended filing.
Aurous Resources-Audited Consolidated Balance Sheet
Notes to the Consolidated Balance Sheet, page F-178

9. We note your disclosure on page 119 regarding currency exchange restrictions.
       Please include a disclosure regarding these exchange restrictions in your financial statements pursuant to Rule 3-20(b)(1) and b(2) of Regulation S-X.
        Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337
if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman at
202-551- 3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-
5351 or Timothy Levenberg at 202-551-3707 with any other questions.
 December 11, 2024
Page 4



                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation
cc:   John Stribling
      Ilana Ongun